Filed pursuant to Rule 433 of the Securities Act of 1933, as amended

Registration Statement No. 333-188866

July 24, 2013

WCI Communities, Inc.

On July 24, 2013 WCI Communities, Inc. (the “Company”) filed Amendment No. 8 to its Registration Statement on Form S-1 to update and supplement certain disclosures that had been provided in its preliminary prospectus dated July 15, 2013 (referred to herein as the “Initial Preliminary Prospectus”).  This free writing prospectus summarizes certain of the supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 8 to the Registration Statement (the “Preliminary Prospectus”).  A copy of the Preliminary Prospectus is included in Amendment No. 8 to the Registration Statement and can be obtained by following this hyperlink: http://www.sec.gov/Archives/edgar/data/1574532/000104746913007720/0001047469-13-007720-index.htm

Common stock offered by the Company	6,819,091 shares

Common stock offered by existing stockholders	No shares

Option to purchase additional shares from the Company	The underwriters have a 30-day option to purchase up to 1,022,863 additional shares of common stock from the Company.

Initial public offering price	The Company currently expects the initial public offering price to be between $15.00 and $17.00 per share.

Use of proceeds

The Company expects to receive net proceeds from the offering of approximately $97.4 million, or approximately $112.6 million if the underwriters exercise their option to purchase additional shares of the Company’s common stock in full, assuming an initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes, including the acquisition and development of land and home construction.

Dilution

After giving effect to the exchange of all the Company’s Series A preferred stock for 903,825 shares of the Company’s common stock, the repurchase of all of the Company’s Series B preferred stock for $700,000 and the Company’s sale of 6,819,091 shares of common stock in the offering, at an assumed initial public offering price of

$16.00 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, after deducing the underwriting discount and estimated offering expenses payable by the Company in connection with the offering and assuming no exercise of the Underwriters’ option to purchase additional shares of common stock from the Company, the Company’s net tangible book value as of March 31, 2013 would have been $258.7 million, or $10.04 per share. This represents an immediate increase in net tangible book value to existing stockholders of $1.53 per share and an immediate dilution to new investors of $5.96 per share.

Ownership of principal stockholders

As of July 12, 2013, as adjusted to give effect to this offering, Monarch Alternative Capital LP and certain of its affiliates and Stonehill Institutional Partners, L.P. and certain of its affiliates will own approximately 28.2% and 25.6% of the Company’s common stock, respectively, or 27.1% and 24.6%, respectively, if the underwriters exercise their option to purchase additional shares of the Company’s common stock in full.

WCI Communities, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by contacting: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, or by telephone at (800) 831-9146 or by email at BATProspectusdept@citi.com ; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, or by telephone at (800) 221-1037 or by email at newyork.prospectus@credit-suisse.com; or J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone 1-866-803-9204.